                                 EXHIBIT (c)(ii)

NOVEMBER 18, 2004                                                 CONFIDENTIAL


                           Central Federal Corporation

                                    Parent of

                                  [CFBANK LOGO]



                        Valuation as of November 15, 2004





                           DONNELLY PENMAN & PARTNERS
                           --------------------------
                               INVESTMENT BANKING

[CFBANK LOGO]

--------------------------------------------------------------------------------
          TABLE OF CONTENTS
--------------------------------------------------------------------------------

            1. Valuation Opinion Letter

            2. Valuation Summary

            3. Discounted Cash Flow Analysis

            4. Recent Trading Analysis

            5. Analysis of Comparable Companies

            6. Analysis of Comparable Acquisitions

                                                                    CONFIDENTIAL
[CFBANK LOGO]

                           1. VALUATION OPINION LETTER

DONNELLY PENMAN & PARTNERS
--------------------------
    INVESTMENT BANKING

November 18, 2004


Board of Directors
Central Federal Corporation
2923 Smith Road
Fairlawn, Ohio 44333

Dear Board of Directors:                                 PRIVATE & CONFIDENTIAL
                                                         ----------------------


Central Federal Corporation ("Central Federal" or the "Company") has engaged Donnelly Penman & Partners ("DP&P") to render its opinion (the "Opinion") with respect to the fair market per share value of the Company's common stock as of November 15, 2004 in the event of a recapitalization through a reverse stock split or "squeeze out" merger transaction.

DP&P is a regional investment banking firm of recognized standing. As part of our investment banking services, we are regularly engaged in the valuation of corporate entities on a stand-alone basis or in connection with capital raising and merger and acquisition transactions. No limitations were imposed by the Company upon DP&P with respect to the investigations made or procedures followed by DP&P in rendering its Opinion.

In arriving at our Opinion, we have:

I. Reviewed the Annual Reports of the Company for the years ended December 31, 2002 through 2003 as well as interim financials through October 31, 2004;

II.  Reviewed the November 18, 2004 Board of Directors Report;

III. Reviewed the Company's budget for the year ended December 31, 2004;

IV. Compared certain financial characteristics of the Company to certain publicly held companies we deemed relevant;

V. Reviewed current banking industry conditions and trends concerning the valuation of recent mergers and acquisitions;

VI. Conducted discussions with the senior management of the Company concerning the business and future prospects of the Company;

VI. Prepared a discounted dividend analysis of the Company based on projections derived from discussions with and deemed reasonable by management of the Company; and

VII. Reviewed such other data, including financial and industry data, performed such other analyses and taken into account such other matters as we deemed necessary or appropriate.

In connection with rendering its Opinion to Central Federal, DP&P performed a variety of financial analyses, which are summarized below. DP&P believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without consideration of all factors and analyses, could create a misleading view of the analyses and the processes underlying DP&P's Opinion. DP&P arrived at its Opinion based on the results of all the analyses it undertook, assessed as a whole, and it did not draw conclusions from or with regard to any one method of analysis. The preparation of a valuation is a complex process involving subjective judgments, and is not necessarily susceptible to partial analysis or summary description.

DP&P did not make or obtain any independent evaluation, valuation or appraisal of the assets or liabilities of Central Federal, nor were we furnished with such materials. DP&P has not reviewed any individual credit files of the Company and has assumed, without independent verification, that the reported allowances for credit losses are adequate to cover such losses.

With respect to the comparable company analysis and comparable merger transaction analysis summarized below, no public company utilized as a comparison is identical to Central Federal, and such analyses necessarily involves complex considerations and judgments concerning the differences in financial and operating characteristics of the financial institutions and other factors that could affect the acquisition or public trading values of the financial institutions concerned. The forecasted financial information furnished by the Company's management contained in or underlying DP&P's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such forecasts and estimates. The forecasts and estimates were based on numerous variables and assumptions that are inherently uncertain (including the future performance of the recently acquired Reserve Mortgage Services); including without limitation factors related to general economic and competitive conditions. In that regard, DP&P assumed, with the Company's consent, that the financial forecasts had been reasonably prepared by management on a basis reflecting the best currently available judgments of management, and that such forecasts will be realized in the amounts and at the times contemplated thereby.

Estimates of values of financial institutions or assets do not purport to be appraisals or necessarily reflect the prices at which financial institutions or their securities actually may be sold. Accordingly, actual results could vary significantly from those assumed in the financial forecasts and related analyses. The analyses performed by DP&P were assigned a weighting based on DP&P's opinion of their relative comparability and significance with regard to the specific characteristics of Central Federal.

COMPANY BACKGROUND
------------------

Central Federal Corporation (the "Company"), formerly known as Grand Central Financial Corp., was organized as a Delaware corporation in September 1998 as the holding company for Central Federal Bank (the "Bank"), formerly known as Central Federal Savings and Loan Association of Wellsville, in connection with the Bank's conversion from a mutual to stock form of organization. As a savings and loan holding company, the Company is subject to regulation by the Office of Thrift Supervision (the "OTS"). Central Federal Capital Trust I (the "Trust"), was formed by the Company in 2003 as a wholly owned subsidiary of the Company to raise additional funding for the Company. Currently, the Company does not transact any material business other than through the Bank and Trust. Under new accounting guidance, FASB Interpretation No. 46, as revised in December 2003, the trust is not consolidated with the Company. Accordingly, the Company does not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Company and held by the trust. At December 31, 2003, the Company had total assets of $107.0 million and stockholders' equity of $19.9 million.

The Bank is a community-oriented savings institution which was originally organized in 1892. The Bank's principal business consists of attracting deposits from the general public in its primary market area and investing those deposits and other funds, generated from operations and from borrowings, primarily in conventional mortgage loans secured by single-family residences. The Bank also invests in consumer loans, primarily indirect automobile loans and loans originated directly or on the Bank's behalf by automobile dealers at the time of sale. To a lesser extent, the Bank invests in home equity, multi-family, construction and land loans. In 2003, the Bank began making more commercial loans than it had in the past as management positioned the Bank for expansion into business financial services. The Bank also invests in securities, primarily those guaranteed or insured by government agencies, and other investment- grade securities. The Bank's revenues are derived principally from the generation of interest and fees on loans originated and, to a lesser extent, interest and dividends on securities.

On October 22, 2004, the registrant completed its acquisition of RJO Financial Services, Inc., d/b/a Reserve Mortgage Services, (Reserve), an Akron, Ohio based company licensed as a mortgage banker in Ohio, Florida and Georgia, founded by Richard J. O'Donnell. The acquisition was effected by the Company's purchase of all the shares of the outstanding common stock of RJO Financial Services, Inc. (the "RJO Shares"). The consideration paid by the Company for the RJO Shares was 127,077 shares of the Company's common stock and $340,000 in cash.

Central Federal is traded through the OTC Bulletin Board Exchange under the symbol GCFC. Its shares are traded on a limited basis through regional and national brokers and market makers. As of October 4, 2004, there were 603 recorded holders of the Company's common stock. The most recent trade of the stock was 11,634 shares at $11.11 on November 17, 2004.

The Bank conducts its business through four banking offices located in Summit, Columbiana, Jefferson and Franklin Counties, Ohio. According to the United States Census Bureau, the median

2004 household income in, Summit, Columbiana, Jefferson and Franklin Counties is $42,734, $34,226, $30,853 and $42,734 respectively.

INDUSTRY OVERVIEW
-----------------

Commercial, retail and mortgage banking are highly competitive businesses in which the Company receives competition from both bank and non-bank institutions. As a result of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the Gramm-Leach-Bliley Act of 1999, the number and types of depository institution competitors have substantially increased.

Central Federal faces increased competition from finance companies, credit unions and bank and non-bank mortgage lenders. These companies may offer higher lending limits and other non-traditional services that Central Federal does not currently offer. Some of the Company's competitors also can leverage greater resources in order to gain a larger business presence within Central Federal's target service areas.

While being relatively small can be a disadvantage, there are certain potential benefits as well. Community banks that make customer service a priority may be able to gain an advantage with customers in their local market that feel neglected by the larger banks. Because the larger banks often seek large homogenous markets and products, niche opportunities are created for smaller institutions that seek to fill the needs of the underserved. Also, the relative difference in size can often correspond to a more agile management team that can respond more quickly to the ever changing competitive environment.

ECONOMIC OVERVIEW
-----------------

Reports from the Federal Reserve Districts, as outlined in the July 28, 2004 Federal Reserve "Beige Book,"(1) indicate that economic growth continued to expand, although some Districts reported that the rate of growth moderated.

Consumer lending activity rose moderately with reports that mortgage originations are strong. Five districts reported increases in their banks' residential real estate lending: Philadelphia, Cleveland, Richmond, Chicago, and St. Louis. Several of these districts indicated that although overall residential real estate lending had risen, the volume of refinancings recently fell further. Both the New York and San Francisco Districts saw borrowing by homebuyers decline, but San Francisco noted that the levels of residential real estate lending in its district remained high.

Borrowing by commercial clients rose moderately as reported by most districts, with the New York, Philadelphia, Cleveland, Richmond, Atlanta, St. Louis, Kansas City, Dallas, and San Francisco Districts reporting rising commercial borrowing in recent weeks. New York, Philadelphia, and Atlanta, however, noted that the increases in their districts were modest. In the Chicago District, commercial borrowing was characterized as flat.

Most Districts reported little change in loan delinquencies. The Cleveland District noted that delinquency rates remained largely unchanged in recent weeks, and applicant credit quality

----------

(1) Summary of Commentary on Current Economic Conditions by Federal Reserve District, July 28, 2004.

was characterized as stable or slightly improving. Likewise, the New York District reported lower delinquency rates across all loan categories. In the Chicago District, lenders note that household credit quality continues to improve and there were no changes in loan standards and terms. Moderate increases in credit card lending were reported in the Philadelphia District, while the San Francisco District reports good credit quality on existing loans.

The Livingston Study(2), based on survey responses of 26 participants from banking, industry, academia and trade associations, forecasts economic growth and falling unemployment through mid-2005 in its June 2004 report. The results of this most recent release project real Gross Domestic Product ("GDP") will rise at an annual rate of 4.5 percent in the first half of 2004, 4.1 percent in the second half of 2004, and continue at an annual rate of 3.8 percent in the first half of 2005. The unemployment rate is expected to fall from 5.6 percent in June 2004 to 5.4 percent in December 2004 and then continue to decline, to
5.2 percent, by the middle of 2005. Interest rates on the three-month Treasuries are expected to rise from 1.3 percent in June 2004 to 1.8 percent at year-end 2004, then rise throughout 2005, ending the year at 3.4 percent. Long-term interest rates are also expected to rise over the next two years with a projection to climb from 4.8 percent in June 2004 to 5.1 percent by year-end. It is expected to increase further in 2005, finishing the year at 5.6 percent. The participants' views of long-term inflation and output growth have been fairly steady over the last year. The panelists think that real GDP will grow 3.5 percent annually over the next 10 years, the same as in the previous survey. Inflation will average 2.5 percent over the next 10 years, unchanged from the last five surveys dating back to December 2001. For 2004, after-tax corporate profits are expected to rise 15.5 percent, an increase from the December survey's prediction of 14.7 percent. On the other hand, forecasters see corporate profits rising 13.4 percent in 2005, a decrease from the 19.4 percent increase forecast in December. Stock prices (as measured by the S&P 500 index) are forecast to rise in 2004 and 2005. The projection for the S&P 500 at the end of 2005 is about 2.8 percent higher than the previous prediction.














----------
(2) www.phil.frb.org/econ/liv/index.html

VALUATION METHODOLOGY
---------------------

The following is a brief summary of the analyses performed by DP&P in connection with its Opinion:

(a) Discounted Dividend Analysis. DP&P prepared a discounted dividend stream analysis of Central Federal, which estimated the future after tax income that the Company might produce over a period from November 15, 2004 through December 31, 2008. These estimates were derived from discussions with and deemed reasonable by Central Federal's management team. The estimates assumed that Central Federal's net income would grow from ($1,245,609) in the year ended December 31, 2004 to $2,331,065 in the year ended December 31, 2008. This growth in net income is due to the acquisition of Reserve Mortgage Services in October, 2004 and balance sheet growth driven by commercial loan growth (subject to regulatory limitations of 400% of capital) and the deposits typically associated with those commercial customers. DP&P further assumed, with management's guidance, that the Company would make dividend payouts through the projection period equal to the existing rate of $.36 per share, which is equal to the existing rate paid by the Company. The resulting dividends were then discounted to a present value using a discount rate of 10.5%, based on Ibbotson Associates(3) build up method with an industry discount applicable to commercial banks. Based on the most recent Ibbotson's data the risk less rate is 4.8%, market risk premium is 7.0% and industry specific premium was -1.3%, resulting in a discount rate of 10.5%, which DP&P regards as appropriate given the nature of the company, industry risk and general economic conditions. DP&P also estimated the residual value for Central Federal's common stock using an earning multiple of 19.2 times applied to projected 2008 net income of $2,331,065, which is an approximation derived from the analysis of price to earnings multiples in comparable publicly traded companies (see paragraph c - Analysis of Selected Comparable Companies). The discounted dividend analysis implied a value of $14.87 per share for Central Federal's common stock on a marketable basis. This analysis does not purport to be indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. DP&P included this analysis because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

(b) Historical Trading Multiples. DP&P analyzed the quoted trades listed on the OTC Bulletin Board for Central Federal Corporation (GCFC) for varying historical periods. DP&P used a weighted average of the closing stock price quoted for a period of 30 and 90 trading days and one calendar year. Only days in which the security actually traded were counted in the weighted average. For the past 30 trading days, as of November 15, 2004, the historical weighted average price was $11.65 with a period volume of 100,533. For the past 90 trading days, as of November 15, the historical weighted average price was $12.14 with a period volume of 221,623. For the past calendar year, as of November 15, 2004, the historical weighted average price was $13.42 with a period volume of 532,811. It should be noted that volume may reflect "double counting" due to both the buy and sell side of a transaction being counted. In addition, the prices and volumes displayed are per the trading information provided on the www.nasdaq.com website and may not reflect all transactions that occurred over the aforementioned time period.

(c) Analysis of Selected Comparable Companies. DP&P compared selected operating results of Central Federal to a select group of publicly traded thrifts headquartered in Michigan, Indiana,

----------

(3) Ibbotson Associates, "Stocks, Bonds, Bills, and Inflation," Valuation Edition 2003 Yearbook

Kentucky and Ohio. The comparable set had total assets of between $150 and $250 million. Some companies meeting these criteria may have been eliminated based on lack of data as generated by SNL Financial - the source for the comparable transactions data. The selected group had approximately the following median values: $160.4 million in total assets, $17.4 million in total equity, a Tier One risk-based capital ratio of 6.4%, last twelve months return on average assets of .71%, last twelve months return on average equity of 6.34% and a last twelve months efficiency ratio of 65.4%. This analysis provided valuation benchmarks including the median price multiples of 1.237 times book value, 1.241 times tangible book value and 19.2 times last twelve months earnings per share. Applying the median price to book value multiple to Central Federal's book value per share of $8.92 as of September 30, 2004 resulted in an implied per share value of $11.03 on a marketable basis. Using the same methodology, the implied value provided by application of the relevant multiple to Central Federal's September 30, 2004 tangible book value of $8.92 was found to be $11.07. The implied value based on last twelve months earnings per share was not applicable because Central Federal's last twelve months earnings per share were negative.

No bank or thrift used in the above analyses as a comparison is identical to Central Federal. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the Company and the banks to which it is being compared.

(d) Analysis of Comparable Acquisition Transactions. DP&P analyzed bank and thrift acquisition transactions announced and/or completed since January 1, 2002. Each selling bank or thrift had total assets between $100 and $500 million and was headquartered in Michigan, Indiana, Kentucky or Ohio. This analysis provided an approximate median multiple of 2.09 times price to book value, 2.111 times price to tangible book value, 24.8 times last twelve months earnings per share and a premium to core deposit metric of 17.3%. Applying the median multiple for price to book value of 2.09 times to Central Federal's September 30, 2004 book value per share of $8.92 results in an implied value per share of $18.64 on a control, marketable basis. Using the same methodology, the value implied by applying the relevant multiple to Central Federal's tangible book value per share at September 30, 2004 of $8.92 was found to be $18.83 per share. Applying the median premium to core deposits of 17.3% to Central Federal's $79.6 million in core deposits as of September 30, 2004 resulted in a calculated value of $13.8 million. When added to Central Federal's book value of $18.4 million as of September 30, 2004 and divided by the 2,062,138 shares outstanding at the same date, the result is an implied value per share of $15.60. Core deposits are defined as all deposits less CDs over $100,000 and brokered or network deposits.

DP&P notes that no selling bank or thrift reviewed was identical to the Company and that, accordingly, any analysis of comparable transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the parties to the transactions being compared.

(e) Net Book Value. The net book value or net equity method implies that a company is worth its accumulated retained earnings, or deficit, plus its original capitalization. Net book value is primarily an amount arrived at over a company's existence which reflects accounting history expressed in unadjusted dollars and not the company's potential.

In most going concerns with a viable future it can be demonstrated that these companies would change hands for more than net book value. Book value is only of importance to the extent it provides an adequate base for the continuance of operations. In most instances where a company earns a significant return on its assets (both tangible and intangible); the net book value approach is not representative of the company's intrinsic business value. We have reviewed the book value of the Company's assets in limited detail and have found net book value to be $18.4 million or $8.92 per share as of September 30, 2004.

CONCLUSION
----------

Our Opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to the Board of Directors of the Company or the Company's existing holders of Common Stock. This Opinion has been prepared for the confidential use of the Board of Directors and senior management of the Company and may not be reproduced, summarized, described or referred to or given to any other person without DP&P's prior written consent. Our Opinion is limited solely to the value of the Company's common stock as of November 15, 2004 given the relevant market and company specific information available at the present time.

DP&P will typically utilize either a marketability or minority discount, or combination thereof, to value a minority share of a relatively illiquid company on a comparable basis. No such discounts have been applied to Central Federal's common stock in this valuation. If such a discount were applied, it would result in valuation that would be significantly lower than the value assigned on the following page.

On the basis of, and subject to, the foregoing, we are of the opinion that, as of November 15, 2004, the fair market value of the Company's common stock is $14.04 per share.

Sincerely,




DONNELLY PENMAN & PARTNERS

                                                                    CONFIDENTIAL
[CFBANK LOGO]

                              2. VALUATION SUMMARY

DONNELLY PENMAN & PARTNERS
--------------------------
    INVESTMENT BANKING

                                PROJECT CYPRESS
                               VALUATION SUMMARY

                                                                                  VALUATION TECHNIQUE:
                                                        ----------------------------------------------------------------------
                                                        MGT. PROJECTIONS            RECENT TRADING         COMPARABLE COMPANY
                                                        -----------------   ---------------------------   --------------------
                                                                            30 DAY    90 DAY    1 YEAR
                                              VALUE        DISCOUNTED       TRADING   TRADING   TRADING
                                           CONCLUSION   DIVIDEND ANALYSIS     AVG.      AVG.      AVG.      BV      TBV    EPS
                                           ----------   -----------------   -------   -------   -------   ------  -------  ---
VALUE INDICATION PER SHARE:                $    14.04   $   14.87           $ 11.65   $ 12.14   $ 13.42   $11.03  $ 11.07  N.M.
         Weight                                 100.0%       28.0%              8.0%      8.0%      8.0%    12.0%    12.0%  0.0%
PREMIUM TO CURRENT TRADING PRICE ($11.14)        26.0%     -------          ----------------------------  ---------------------
         Close as of November 15, 2004                       28.0%                         24%                       24.0%
Multiple of LTM EPS 9/30/2004 ($-1.14)           N.M.        N.M.              N.M.      N.M.      N.M.     N.M.     N.M.  N.M.
Percentage of Book Value ($8.92)                157.4%      166.7%            130.6%    136.1%    150.4%   123.7%   124.1% N.M.
Percentage of Tangible Book Value ($8.92)       157.4%      166.7%            130.6%    136.1%    150.4%   123.7%   124.1% N.M.

                                                VALUATION TECHNIQUE:
                                           -------------------------------
                                                COMPARABLE ACQUISITION
                                           -------------------------------
                                                                  PREMIUM
                                                                  TO CORE
                                             BV       TBV   EPS   DEPOSITS
                                           ------   ------  ---   --------
VALUE INDICATION PER SHARE:                $18.64   $18.83  N.M.  $  15.60
         Weight                               8.0%     8.0%  0.0%      8.0%
PREMIUM TO CURRENT TRADING PRICE ($11.14)  -------------------------------
         Close as of November 15, 2004               24.0%
Multiple of LTM EPS 9/30/2004 ($-1.14)       N.M.     N.M.  N.M.      N.M.
Percentage of Book Value ($8.92)            209.0%   211.1% N.M.     174.9%
Percentage of Tangible Book Value ($8.92)   209.0%   211.1% N.M.     174.9%

DONNELLY PENMAN & PARTNERS
--------------------------
    INVESTMENT BANKING

                                                                    CONFIDENTIAL
[CFBANK LOGO]

                        3. DISCOUNTED CASH FLOW ANALYSIS

DONNELLY PENMAN & PARTNERS
--------------------------
    INVESTMENT BANKING

PROJECT CYPRESS
DISCOUNTED DIVIDEND ANALYSIS
VALUATION DATE: NOVEMBER 15, 2004
($ in thousands - except per share data)

                                                                                PROJECTED
                                                                    For the years ended December 31
                                          ------------------------------------------------------------------------------------------
                                                                                                                              2008
                                             2004           2005          2006                  2007                 2008    Takeout
                                          ------------------------------------------------------------------------------------------
Net Interest Income After Provision       $ 3,681,153   $  5,482,495  $  7,091,751          $  8,193,377       $  9,468,873
Non-interest Income                           705,665      3,060,355     3,305,184             3,569,599          3,855,166
                                          ---------------------------------------------------------------------------------
                                            4,386,818      8,542,850    10,396,935            11,762,975         13,324,039

Depreciation                                 (125,200)      (141,867)     (158,533)             (175,200)          (191,867)
General & Administrative Expenses          (6,224,663)    (7,620,993)   (8,230,672)           (8,889,126)        (9,600,256)
                                          ---------------------------------------------------------------------------------
      Total Other Expenses                 (6,349,863)    (7,762,860)   (8,389,206)           (9,064,326)        (9,792,123)
                                          ---------------------------------------------------------------------------------
Income Before Taxes                        (1,963,045)       779,990     2,007,729             2,698,649          3,531,916
Taxes @ 34% - Assumes NOL Carry Forward       667,435              -             -               (54,850)        (1,200,852)
                                          ---------------------------------------------------------------------------------
Net Income                                 (1,295,609)       779,990     2,007,729             2,643,799          2,331,065

Dividend Payout                           $   788,117   $    788,117  $    788,117          $    788,117       $    788,117
(% Dividend Payout)                               -61%           101%           39%                   30%                34%

Present Value Factor @ 10.5% (1)               0.9938         0.9395        0.8502                0.7694             0.6963
                                          ---------------------------------------------------------------------------------
Mid-year Discount                            (591,088)
                                          ---------------------------------------------------------------------------------
Present Value of Free Cash Flows          $   195,808   $    740,436  $    670,057          $    606,378       $    548,766
                                          ---------------------------------------------------------------------------------

Total Present Value of Dividends
 (Years 1 to 5)                           $ 2,761,445
Plus:  Present Value of Residual Value    $30,398,576                 2008 Net Income                          $  2,331,065
                                          -----------                                                          ------------

Indicated Equity Value                    $33,160,021                 2008 Price to LTM Net Income Ratio (2)           19.2x
                                          -----------                                                          ------------
Fully Diluted Shares Outstanding            2,230,427                 Residual Value                           $ 44,756,443
                                          -----------
Equity Value Per Share (Marketable)       $     14.87                 Present Value Factor                           0.6792
                                          ===========                                                          ------------

                                                                      Present Value of Residual Value          $ 30,398,576
                                                                                                               ------------

Footnotes:

(1) Based on the Ibbotson Associates weighted average cost of capital build up method (riskless rate + market risk premium) utilizing a 1.3% industry discount for commercial banks (data from Ibbotson Associates 2003 Yearbook
      - Valuation Edition)

(2) Based on an average of publicly traded thrifts in MI, IN, KY, and OH with between $150 and $250 million in assets

DONNELLY PENMAN & PARTNERS
--------------------------
   INVESTMENT BANKING

                                                                    CONFIDENTIAL
[CFBANK LOGO]

                           4. RECENT TRADING ANALYSIS

DONNELLY PENMAN & PARTNERS
--------------------------
    INVESTMENT BANKING

                                 PROJECT CYPRESS
                             RECENT TRADING ANALYSIS

                       Central Federal Corporation (GCFC)

                                  [LINE GRAPH]

        30 DAY TRADING AVERAGE(2) = $11.65, AVG. DAILY VOLUME = 3,351(1) 90 DAY TRADING AVERAGE(2) = $12.14, AVG. DAILY VOLUME = 2,462(1) 1 YEAR TRADING AVERAGE(2) = $13.42, AVG. DAILY VOLUME = 2,123(1)

(1) May include double counting (volume from both the bid and ask side of a trade)

(2)   Volume weighted average

DONNELLY PENMAN & PARTNERS
--------------------------
    INVESTMENT BANKING

                                                                    CONFIDENTIAL
[CFBANK LOGO]

                       5. ANALYSIS OF COMPARABLE COMPANIES

DONNELLY PENMAN & PARTNERS
--------------------------
    INVESTMENT BANKING

COMPARABLE COMPANY ANALYSIS

PUBLICLY TRADED THRIFTS IN MI, IN, KY AND OH WITH TOTAL ASSETS BETWEEN $150 AND $250 MILLION.


                                                                                               Closing Price (11/16/2004) to:
                                                          Fiscal        Closing     Dividend   ------------------------------
                                                          Period         Price       Yield      Book        Tang.      LTM
          Company                        State  Ticker    Ended       (11/16/2004)    (%)        (%)       Book (%)   EPS (x)
--------------------------------------   -----  ------  ----------     ----------   --------   -------    --------   -------
1st Independence Financial Group, Inc.     KY    FIFG   06/30/2004       19.06         1.70      113.7      116.9     476.5
AMB Financial Corp.                        IN    AMFC   09/30/2004       14.02         1.71      104.5      104.5      13.7
ASB Financial Corp.                        OH    ASBP   06/30/2004       22.00         2.61      209.7      209.7      18.0
Blue River Bancshares, Inc.                IN    BRBI   06/30/2004        5.25         0.00      111.5      143.4      43.8
City Savings Financial Corp.               IN    CSFC   06/30/2004       23.70         1.08      112.7      112.7      10.3
CKF Bancorp, Inc.                          KY    CKFB   09/30/2004       16.60         3.43      144.9      155.6      12.9
Community Investors Bancorp, Inc.          OH    CIBI   06/30/2004       13.95         2.57      113.9      113.9      17.2
FFW Corporation                            IN    FFWC   09/30/2004       23.27         3.04      125.9      131.2      12.2
Fidelity Federal Bancorp                   IN    FFED   09/30/2004        1.60         0.00      108.8      108.8      53.3
Frankfort First Bancorp, Inc.              KY    FKKY   09/30/2004       24.21         4.57      176.2      176.2      33.2
HFS Bank, FSB                              IN    HFSK   06/30/2004       12.50         3.36      118.7      118.7      14.4
Home Loan Financial Corporation            OH    HLFC   09/30/2004       19.58         3.90      146.1      146.1      18.3
Lawrence Financial Holdings, Inc.          OH    LWFH   06/30/2004       23.37         1.19      110.7      110.7      36.0
Mid-Southern Savings Bank, FSB (MHC)       IN    MSVB   06/30/2004       23.50         2.13      236.9      236.9      52.2
Northeast Indiana Bancorp, Inc.            IN    NEIB   09/30/2004       22.62         2.74      124.1      124.1      19.2
Peoples Ohio Financial Corp.               OH    POHF   09/30/2004        4.25         3.04      128.8      128.8      20.2
Peoples-Sidney Financial Corporation       OH    PSFC   06/30/2004       15.00         3.79      123.3      123.3      21.1
                                         -----  ------  ----------     ----------   --------   -------    --------   -------
HIGH                                                                     24.21         4.57      236.9      236.9     476.5
LOW                                                                       1.60         0.00     104.47     104.47     10.30
MEAN                                                                     16.73         2.40     135.90     138.92     51.33
MEDIAN                                                                   19.06         2.61     123.70     124.15     19.17
CENTRAL FEDERAL CORPORATION                OH    GCFC   09/30/2004       11.45         3.23     124.90       N.A.      N.A.
CENTRAL FEDERAL CORPORATION (FOR THE LTM ENDED SEPTEMBER 30, 2004)                             $  8.92    $  8.92   ($ 1.14)
MEDIAN MULTIPLE                                                                                  123.7%     124.1%    19.2X
                                                                                               -------    -------    ------
EQUITY VALUE PER SHARE                                                                         $ 11.03    $ 11.07      N.M.

                                                                                         Tier 1 Risk                          LTM
                                          Total      Total     Total     Total    NPAs/      Based      LTM    LTM    LTM Efficiency
                                         Assets    Net Loans  Deposits   Equity  Assets     Capital     ROAA   ROAE   NIM   Ratio
          Company                         ($000)     ($000)     ($000)   ($000)    (%)     Ratio (%)    (%)    (%)    (%)    (%)
--------------------------------------   -------   ---------  --------  -------  ------  -----------   -----  ------  ---- ---------
1st Independence Financial Group, Inc.   180,442     122,686   141,912   20,510   1.10        5.90      0.04    0.32  2.70   103.43
AMB Financial Corp.                      154,368     126,281   113,229   13,160   1.37        9.07      0.64    7.47  3.21    72.80
ASB Financial Corp.                      166,371     129,821   136,761   17,424   0.46       12.58      1.26   12.99  3.82    57.50
Blue River Bancshares, Inc.              204,480     149,616   159,062   16,036   1.17       -0.39      0.21    2.33  3.25    91.60
City Savings Financial Corp.             146,122     119,270   104,474   11,683   3.11        9.25      0.77    9.84  3.50    61.56
CKF Bancorp, Inc.                        153,041     133,868   118,788   16,052    NA        10.35      1.19   11.67  3.51    47.89
Community Investors Bancorp, Inc.        121,854      95,862    87,203   13,232   0.79        6.40      0.71    6.51  3.25    67.23
FFW Corporation                          245,915     141,987   163,428   23,765   0.84       10.22      1.01   10.52  2.94    62.93
Fidelity Federal Bancorp                 201,842     117,102   131,615   16,171   0.46       -0.12      0.17    2.25  2.54    93.24
Frankfort First Bancorp, Inc.            137,119     123,743    74,339   17,409    NA         5.32      0.66    5.14   NA     59.35
HFS Bank, FSB                            234,711     179,956   140,518   19,653   0.46        8.68      0.71    8.38  2.51    62.94
Home Loan Financial Corporation          160,374     132,458    88,755   22,636    NA         7.64      1.09    7.54  3.98    55.98
Lawrence Financial Holdings, Inc.        125,024      83,362   110,691   13,716   0.36        2.59      0.30    2.79  3.99    77.85
Mid-Southern Savings Bank, FSB (MHC)     152,145      99,864   136,730   14,497   0.06        5.92      0.45    4.63  2.44    55.76
Northeast Indiana Bancorp, Inc.          228,689     172,543   128,438   25,974   0.72        7.18      0.74    6.27  2.94    70.19
Peoples Ohio Financial Corp.             195,413     156,094   109,160   24,080    NA         6.39      0.79    6.34  3.73    72.27
Peoples-Sidney Financial Corporation     135,771     115,652    86,764   17,431   0.53        5.65      0.70    5.65  3.34    65.40
                                         -------   ---------  --------  -------  ------  -----------   -----  ------  ---- ---------
HIGH                                     245,915     179,956   163,428   25,974   3.11       12.58      1.26   12.99  3.99   103.43
LOW                                      121,854      83,362    74,339   11,683   0.06       -0.39      0.04    0.32  2.44    47.89
MEAN                                     173,158     129,421   119,522   17,849   0.88        6.63      0.67    6.51  3.23    69.29
MEDIAN                                   160,374     126,281   118,788   17,409   0.72        6.40      0.71    6.34  3.25    65.40
CENTRAL FEDERAL CORPORATION              148,459      96,904    90,355   18,395   0.56       -7.66     -2.07  -12.77  2.03   210.67
CENTRAL FEDERAL CORPORATION (FOR THE LTM
 ENDED SEPTEMBER 30, 2004)
MEDIAN MULTIPLE

EQUITY VALUE PER SHARE

Source: SNL Financial

DONNELLY PENMAN & PARTNERS
--------------------------
    INVESTMENT BANKING

                                                                    CONFIDENTIAL
[CFBANK LOGO]

                     6. ANALYSIS OF COMPARABLE TRANSACTIONS

DONNELLY PENMAN & PARTNERS
--------------------------
    INVESTMENT BANKING

COMPARABLE ACQUISITION ANALYSIS

COMPARABLE ACQUISITIONS IN MI, IN, KY AND OH ANNOUNCED SINCE 1/1/02 - TARGET ASSETS BETWEEN $100 AND $500 MILLION

                                                                                    Seller  Announce      Completion    Deal Value
     Buyer                                           Seller                         State     Date            Date          ($M)
     ----                                            -----                          ------    ----            ----          ----
Park National Corporation                  First Clermont Bank                        OH    09/24/2004              NA    52.50
Sky Financial Group, Inc.                  Prospect Bancshares, Inc.                  OH    09/15/2004              NA    46.90
First Defiance Financial Corp.             Combanc Inc.                               OH    08/04/2004              NA    38.00
Park National Corporation                  First Federal Bancorp, Inc.                OH    08/02/2004              NA    45.90
First Federal, MHC                         Frankfort First Bancorp, Inc.              KY    07/16/2004              NA    31.20
WesBanco, Inc.                             Western Ohio Financial Corporation         OH    04/01/2004      08/31/2004    67.50
Lincoln Bancorp                            First Shares Bancorp, Inc.                 IN    03/10/2004      08/02/2004    37.30
First Citizens Banc Corp.                  FNB Financial Corporation                  OH    03/03/2004      10/08/2004    35.60
Independent Bank Corporation               Midwest Guaranty Bancorp, Incorporated     MI    02/04/2004      05/31/2004    43.00
Harrodsburg First Financial Bancorp, Inc.  Independence Bancorp                       IN    01/22/2004      07/09/2004    17.10
Fentura Financial, Inc.                    West Michigan Financial Corporation        MI    10/14/2003      03/15/2004    12.90
Chemical Financial Corporation             Caledonia Financial Corporation            MI    09/25/2003      12/01/2003    51.10
Monarch Community Bancorp, Inc.            MSB Financial, Inc.                        MI    09/02/2003      04/15/2004    24.90
Sky Financial Group Inc.                   GLB Bancorp, Inc.                          OH    07/16/2003      10/19/2003    39.80
Citizens First Bancorp, Inc.               Metro Bancorp, Inc.                        MI    05/22/2003      01/09/2004    30.00
Standard Bancshares Inc.                   Security Financial Bancorp Inc.            IN    02/07/2003      06/19/2003    46.00
First Southern Bancorp, Inc.               South Central Bancshares, Inc.             KY    12/16/2002      02/20/2003    55.00
Wayne Bancorp Inc.                         Banc Services Corporation                  OH    12/10/2002      05/31/2003    46.20
Peoples Bancorp Inc.                       Kentucky Bancshares Inc.                   KY    12/02/2002      05/09/2003    30.50
MainSource Financial Group                 First Community Bancshares, Inc.           IN    11/20/2002      06/12/2003    23.20
First Indiana Corporation                  MetroBanCorp                               IN    09/04/2002      01/13/2003    39.20
First Merchants Corp.                      CNBC Bancorp                               OH    08/28/2002      03/01/2003    58.00
Charter One Financial, Inc.                Charter National Bancorp, Inc.             MI    01/11/2002      05/24/2002    90.40

HIGH                                                                                                                      90.40
Low                                                                                                                       12.90
Mean                                                                                                                      41.83
Median                                                                                                                    39.80

CENTRAL FEDERAL CORPORATION (FOR
 THE LTM ENDED SEPTEMBER 30, 2004)

MEDIAN MULTIPLE

EQUITY VALUE PER SHARE

                                                                                                                       Price at
                                                                                                                   Announcement to:
                                                                                                         Target    ----------------
                                                                                   Seller    Target      Equity/      Book    TBV
     Buyer                                           Seller                        State   Assets ($M)  Assets (%)     (%)    (%)
     ----                                            -----                         ------  -----------  ----------     ---    ---
Park National Corporation                  First Clermont Bank                       OH     202,427        12.39     209.37  212.71
Sky Financial Group, Inc.                  Prospect Bancshares, Inc.                 OH     202,644         7.21     302.78  302.78
First Defiance Financial Corp.             Combanc Inc.                              OH     208,813        10.87     167.64  167.64
Park National Corporation                  First Federal Bancorp, Inc.               OH     258,197         8.87     194.85  194.85
First Federal, MHC                         Frankfort First Bancorp, Inc.             KY     137,970        12.81     168.34  168.34
WesBanco, Inc.                             Western Ohio Financial Corporation        OH     399,540        11.10     142.24  142.24
Lincoln Bancorp                            First Shares Bancorp, Inc.                IN     175,788         5.14     255.01  255.43
First Citizens Banc Corp.                  FNB Financial Corporation                 OH     218,580        12.33     132.06  142.82
Independent Bank Corporation               Midwest Guaranty Bancorp, Incorporated    MI     233,580         7.47     246.55  246.55
Harrodsburg First Financial Bancorp, Inc.  Independence Bancorp                      IN     102,749        11.35     260.73  294.66
Fentura Financial, Inc.                    West Michigan Financial Corporation       MI     123,758         7.82     239.89  239.89
Chemical Financial Corporation             Caledonia Financial Corporation           MI     206,158        10.04     247.15  247.15
Monarch Community Bancorp, Inc.            MSB Financial, Inc.                       MI     103,213        14.76     160.55  181.82
Sky Financial Group Inc.                   GLB Bancorp, Inc.                         OH     207,407        14.32     132.56  133.19
Citizens First Bancorp, Inc.               Metro Bancorp, Inc.                       MI     146,842        10.90     181.40  181.40
Standard Bancshares Inc.                   Security Financial Bancorp Inc.           IN     198,903        18.67     120.48  120.48
First Southern Bancorp, Inc.               South Central Bancshares, Inc.            KY     322,992        12.41     137.25  145.56
Wayne Bancorp Inc.                         Banc Services Corporation                 OH     206,341         8.41     266.51  266.51
Peoples Bancorp Inc.                       Kentucky Bancshares Inc.                  KY     127,002        13.29     180.43  180.43
MainSource Financial Group                 First Community Bancshares, Inc.          IN     149,258         7.04     208.96  211.06
First Indiana Corporation                  MetroBanCorp                              IN     173,753         8.83     228.49  228.49
First Merchants Corp.                      CNBC Bancorp                              OH     317,329         7.52     229.10  229.29
Charter One Financial, Inc.                Charter National Bancorp, Inc.            MI     266,915        10.04     337.39  337.39

HIGH                                                                                        399,540        18.67     337.39  337.39
Low                                                                                         102,749         5.14     120.48  120.48
Mean                                                                                        203,920        10.59     206.51  210.03
Median                                                                                      202,644        10.87      08.96  211.06

CENTRAL FEDERAL CORPORATION (FOR
 THE LTM ENDED SEPTEMBER 30, 2004)                                                                                  $  8.92  $ 8.92

MEDIAN MULTIPLE                                                                                                       209.0%  211.1%
                                                                                                                    -------  ------
EQUITY VALUE PER SHARE                                                                                              $ 18.64  $18.83

                                                                                           Price at Announcement to:
                                                                                           -------------------------
                                                                                                                        Premium to
                                                                                   Seller LTM EPS  Assets    Deposits Core Deposits
     Buyer                                           Seller                        State    (x)      (%)       (%)          (%)
     ----                                            -----                         ------   ---      ---       ---          ---
Park National Corporation                  First Clermont Bank                       OH    17.96    25.94     37.86        26.81
Sky Financial Group, Inc.                  Prospect Bancshares, Inc.                 OH    29.98    23.15     25.33        19.30
First Defiance Financial Corp.             Combanc Inc.                              OH       NM    18.21     21.71         9.77
Park National Corporation                  First Federal Bancorp, Inc.               OH    24.54    17.79     25.70        17.33
First Federal, MHC                         Frankfort First Bancorp, Inc.             KY    30.52    22.60     42.26        22.91
WesBanco, Inc.                             Western Ohio Financial Corporation        OH    24.96    16.89     27.14        14.14
Lincoln Bancorp                            First Shares Bancorp, Inc.                IN    35.52    21.24     26.15        23.49
First Citizens Banc Corp.                  FNB Financial Corporation                 OH       NM    16.29     19.40         6.84
Independent Bank Corporation               Midwest Guaranty Bancorp, Incorporated    MI    19.66    18.41     22.24        16.15
Harrodsburg First Financial Bancorp, Inc.  Independence Bancorp                      IN    27.12    21.22     26.48        22.15
Fentura Financial, Inc.                    West Michigan Financial Corporation       MI       NM    10.44     12.99         8.05
Chemical Financial Corporation             Caledonia Financial Corporation           MI    15.83    24.80     29.41        23.30
Monarch Community Bancorp, Inc.            MSB Financial, Inc.                       MI    13.24    24.12     34.19        17.81
Sky Financial Group Inc.                   GLB Bancorp, Inc.                         OH    33.54    19.21     23.27         6.47
Citizens First Bancorp, Inc.               Metro Bancorp, Inc.                       MI    20.15    20.43     23.09        11.40
Standard Bancshares Inc.                   Security Financial Bancorp Inc.           IN    48.00    23.11     31.51         7.14
First Southern Bancorp, Inc.               South Central Bancshares, Inc.            KY    17.20    17.03     19.92         8.21
Wayne Bancorp Inc.                         Banc Services Corporation                 OH    16.98    22.41     28.10        20.41
Peoples Bancorp Inc.                       Kentucky Bancshares Inc.                  KY    25.23    24.02     30.91        16.77
MainSource Financial Group                 First Community Bancshares, Inc.          IN    33.33    15.57     19.14        12.72
First Indiana Corporation                  MetroBanCorp                              IN    24.29    22.56     28.91        19.57
First Merchants Corp.                      CNBC Bancorp                              OH    17.06    18.28     23.42        18.82
Charter One Financial, Inc.                Charter National Bancorp, Inc.            MI    26.38    33.87     41.83        33.89

HIGH                                                                                       48.00    33.87     42.26        33.89
Low                                                                                        13.24    10.44     12.99         6.47
Mean                                                                                       25.07    20.76     27.00        16.67
Median                                                                                     24.75    21.22     26.15        17.33

CENTRAL FEDERAL CORPORATION (FOR
 THE LTM ENDED SEPTEMBER 30, 2004)                                                       ($ 1.14)  $71.99    $43.82       $38.62

MEDIAN MULTIPLE                                                                             24.8X    21.2%     26.2%        17.3%
                                                                                         -------   ------    ------       ------
EQUITY VALUE PER SHARE                                                                       N.M.  $15.26    $11.48       $15.60

Source: SNL Financial LP

DONNELLY PENMAN & PARTNERS
--------------------------
   INVESTMENT BANKING